Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: July 14, 2022

The following is a communication made by Falcon’s Beyond Global, Inc. to employees on July 12, 2022.

MASTER FAQ

What is being announced?

●	This morning we announced that we have signed a definitive agreement to combine Falcon’s Beyond with FAST Acquisition Corp. II (NYSE: FZT), a publicly traded special purpose acquisition company (SPAC).
●	We are driving towards finalizing the transaction during the fourth quarter of 2022 or the first quarter of 2023. Upon closing, the combined company will continue to be named Falcon’s Beyond Global and is expected to list on Nasdaq under the “FBYD” ticker symbol.

What is a SPAC?

A SPAC is a special purpose acquisition company. A transaction with a SPAC is simply one way in which a company can “go public”; others include an IPO or direct listing.

Why is this transaction in the best interests of the Company?

●	This partnership with FAST Acquisition Corp. II is a transformative transaction that will provide the resources needed to continue to scale and grow the Falcon’s Beyond brand, as well as allow us to invest in our brick-and-mortar experiential entertainment operations and enhance our proprietary content.
●	The transaction will also give us the resources to advance our proprietary IP Expander flywheel, which is so vital to our future advancement.

Why is the Company going public now?

●	Things are moving fast and it’s an exciting time given all of the opportunity we have seen in the entertainment and hospitality industry as the pandemic winds down and people begin to go out and travel more frequently.
●	With access to the public markets, this transaction will give us the resources to continue scaling as a trailblazing leader in the entertainment space, allowing us to enter into an new chapter of growth.

Why go the SPAC route? Why not a regular IPO?

●	First, we are excited to partner with Doug Jacob and the FAST Acquisition Corp. II team and believe their synergistic approach and the expertise they bring to the table will help direct the company as we head into our next chapter of growth.
●	Second, the SPAC route is a transparent and flexible way into the market and allows us to efficiently raise capital to fuel our growth.

Does this mean we are a public company now? If not now, then when?

●	Today’s announcement does not yet make us a public company, nor does it guarantee that we will complete the business combination – simply put, we have a signed a definitive agreement to move forward with the process.
●	There is still work ahead for us: we must complete the SEC review process and secure the approval of FAST Acquisition Corp. II’s stockholders, among other things.
●	Once this transaction is completed, the combined company will continue to be named Falcon’s Beyond Global., and is expected to list on Nasdaq under the “FBYD” ticker symbol.

What specifically will funds be used for?

●	The funds raised in this process will be used to grow Falcon’s Beyond as we build out our brick and mortar experiential entertainment operations and enhance our proprietary technology.

When will the transaction close?

●	The transaction is expected to close during the second half of 2022 or the first quarter of 2023, pending SEC review and the the approval of FAST Acquisition Corp. II’s stockholders, among other things.

What happens if the stock market trends downward?

●	We are forward thinking and this transformative transaction is expected to fuel our growth for the long-term.

How will this impact me? My role?

●	It’s business as usual. Your hard work and dedication to the company, our vision, and our goals have been recognized by our entire leadership team and particularly by our new partners who are extremely excited to support everyone’s individual and collective success.

●	While this is an exciting development, it is critical for everyone to remain focused on their daily responsibilities so we can continue to perform well through the closing of this transaction and beyond.

What can I or can’t I tell my friends/family?

●	You may get questions from investors, business partners, even family and friends. It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company.
●	Company communications must remain internal and are not to be shared with anyone outside of Falcon’s Beyond – this includes sharing information or statements about the business combination publicly, including all channels such as e-mail, Instagram, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.
●	The only information that anyone outside of Falcon’s Beyond should have access to is what is contained in publically available information that has been reviewed and approved by White & Case. This is very important, and we ask for everyone’s help in protecting our information.
●	Please refer back to the mandatory Insider Training session conducted by White & Case for all employees.

Can I post about the announcement on social media?

●	We will share the press release across our social channels with a brief post summarizing the news.
●	You should feel free to share and like posts that are made by Falcon’s Beyond on our Instagram, Facebook, Twitter, and LinkedIn accounts.
●	You are free to share any posts that Falcon’s Beyond, Scott Demerau, or Cecil Magpuri post, or post the news on your own social channels reflecting your excitement, such as:
o	“Big news from Falcon’s Beyond today – excited to be part of a great company that is on its way to becoming public!”

What do I do if a member of the media or investor call?

●	As we go through this process, it’s extremely important to refrain from speaking on behalf of the company to the media, vendors, partners, organizations, or individuals.
●	If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, please direct them to reach out via email to ir@falconsbeyond.com and their request will be routed to the appropriate individuals.

Can I buy FAST Acquisition Corp. II stock?

●	HR and our legal counsel will be providing guidance internally about what employees can and cannot do with respect to buying and selling stock. As a general matter, employees should not buy Fast Acquisition Corp. II stock.

What will the management team look like? Who will be the CEO?

●	Scott Demerau will continue in his role as Executive Chairman and Cecil Magpuri will continue in his role as CEO. Both Scott and Cecil will continue to lead the company through this exicting new chapter.

Will there be executive staff changes?

●	No. The current executive leadership team will continue to lead the company after the transaction closes.

Who will be on the board?

●	The final board composition of the new public company will be announced at a later date.

Will this transaction create jobs?

●	This transaction is about supporting the growth of the company and creating more jobs.

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road

Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FAST II’s’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and Falcon’s Beyond’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.

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